Form 40-F
period 2010-12-31
Nova Scotia Power Inc
filed 2011-03-31
CIK 1496154

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number 333-168126

NOVA SCOTIA POWER INCORPORATED

(Exact name of Registrant as specified in its charter)

NOVA SCOTIA, CANADA

(Province or other jurisdiction of incorporation or organization)

4911

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification)

1894 Barrington Street, Barrington Tower, Scotia Square

P.O. Box 910, Halifax NS Canada B3J 2A8

Telephone: (902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, NY 10011, (212) 894-8440

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act: None

Title of Class: Not applicable

Name of Exchange where Securities are listed: Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debt Securities

Information filed with this Form:

☒    Annual Information Form            ☒    Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010:

5,400,000 Series D First Preferred Shares outstanding

112,155,136 Common Shares outstanding

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

☐  Yes            ☒  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    ☒  Yes             ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

    ☐  Yes            ☐  No

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.6 and 99.7.

(b)	Evaluation of disclosure controls and procedures. As of December 31, 2010, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by the Registrant’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

This annual report does not include an attestation report of the Registrant’s registered public accounting firm. Pursuant to Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the requirement to file an auditor attestation report on an issuer’s internal control over financial reporting does not apply with respect to any audit report prepared for an issuer that is neither an accelerated filer nor a large accelerated filer, as defined in Rule 12b-2 under the Exchange Act. The Registrant is neither an accelerated filer nor a large accelerated filer and is therefore not required to file an attestation report of its registered public accounting firm.

(d)	Changes in internal control over financial reporting. During the fiscal year ended December 31, 2010, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Audit Committee Financial Expert. The Registrant’s board of directors (the “Board”) has determined that two audit committee financial experts serve on its Audit, Nominating and Corporate Governance Committee. The audit committee financial experts are Ms. Elaine S. Sibson and Mr. James D. Eisenhauer. The Board has determined that both Ms. Elaine S. Sibson and Mr. James D. Eisenhauer are independent within the meaning of the listing standards of the New York Stock Exchange. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee

2

or board of directors.

Code of Ethics. The Emera Group of Companies Standards for Business Conduct and the Procedures for the Reporting of Irregularities and Dishonesty (together, the “Code”) applies to all directors, officers and employees of the Registrant, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. The board of directors of Emera Incorporated approved a minor amendment to the Code which clarifies that it is intended to be a code of ethics for the purpose of Section 406 of the Sarbanes-Oxley Act of 2002. A copy of the Code, as amended, is attached as Exhibit 99.4 hereto.

Principal Accountant Fees and Services. The information provided under the headings “Auditors’ Fees” and “Audit and Non-Audit Services Pre-Approval Process” contained in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 hereto (the “Annual Information Form”) is incorporated by reference herein. The Registrant’s Audit, Nominating and Corporate Governance Committee approved all of the Audit-Related and Tax services provided by Grant Thornton LLP in 2010 and none were approved pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements. The information provided under the heading “Off-Balance Sheet Arrangements” contained in the Registrant’s Management’s Discussion and Analysis dated February 9, 2011 for the year ended December 31, 2010, filed as Exhibit 99.3 hereto (the “MD&A”) and the information provided at note 25 (“Guarantees”) to the audited comparative financial statements as at and for the years ended December 31, 2010 and December 31, 2009, filed as Exhibit 99.2 hereto, are incorporated by reference herein.

Tabular Disclosure of Contractual Obligations. The information provided under the heading “Contractual Obligations” contained in the MD&A is incorporated by reference herein.

Identification of the Audit Committee. The information provided under the heading “Audit, Nominating and Corporate Governance Committee” contained in the Annual Information Form is incorporated by reference herein.

3

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form dated March 31, 2011 for the fiscal year ended December 31, 2010.

99.2	Audited comparative financial statements as at and for the years ended December 31, 2010 and December 31, 2009.

99.3	Management’s Discussion and Analysis dated February 9, 2011 for the year ended December 31, 2010.

99.4	Standards of Business Conduct.

99.5	Consent of Independent Registered Public Accounting Firm.

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended.

99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED this 31st day of March, 2011.

NOVA SCOTIA POWER INCORPORATED

By:	/s/ ROBERT R. BENNETT
Name:	Robert R. Bennett
Title:	President and Chief Executive Officer